EXHIBIT 99.2

FORM 51-102F3 Material Change Report
Under Section 85(1) of the Securities Act (British Columbia)
Under Section 118(1) of the Securities Act (Alberta)

Form 27 Material Change Report
Section 27(2) of the Securities Act (Ontario)

ITEM 1.               NAME AND ADDRESS OF COMPANY

SEABRIDGE GOLD INC. (the "Issuer")
106 Front Street East, Suite 400
Toronto, ON  M5A 1E1

ITEM 2.               DATE OF MATERIAL CHANGE

October 18, 2012

ITEM 3.               NEWS RELEASE

Issued October 18, 2012 and distributed through the facilities of CCN Matthews (Canadian Timely Disclosure).

ITEM 4.               SUMMARY OF MATERIAL CHANGE

The Issuer entered into an agreement with a syndicate of Underwriters whereby the Underwriters have agreed to 1,100,000 flow-through common shares of the Company at an average price of $21.85 per Flow-Through Common Share for gross proceeds of $24.0 million.

ITEM 5.               FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer entered into an agreement with a syndicate of underwriters, led by Stonecap Securities Inc. and including Macquarie Capital Markets Canada Ltd. and Cormark Securities Inc. whereby the Underwriters have agreed to purchase, on a bought deal basis, 1,100,000 flow-through common shares of the Company at an average price of $21.85 per Flow-Through Common Share for gross proceeds of $24.0 million.

The proceeds will be used for exploration and development at the Company’s KSM and Courageous Lake projects.

The Offering is scheduled to close on or about November 21, 2012, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, the NYSE, and the relevant securities regulatory authorities. Shares issued under this Offering are subject to a four month hold period..

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) or (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.               OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.               EXECUTIVE OFFICER

Contact:      Rudi Fronk, Chief Executive Officer
Telephone:  (416) 367-9291

ITEM 9.               DATE OF REPORT

October 18, 2012

Annex A

Seabridge Gold Inc.

TSX : SEA
NYSE : SA

October 18, 2012 08:00 ET

Seabridge Arranges Flow-Through Financing of $24.0 Million

TORONTO, CANADA--(Marketwire - Oct. 18, 2012) -

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.
(figures in U.S. dollars)

Seabridge Gold Inc. (TSX:SEA)(NYSE:SA) (the "Company") announces that it has entered into an agreement with a syndicate of underwriters, led by Stonecap Securities Inc. ("Stonecap") and including Macquarie Capital Markets Canada Ltd. and Cormark Securities Inc. (collectively, the "Underwriters"), whereby the Underwriters have agreed to purchase, on a bought deal basis, 1,100,000 flow-through common shares (the "Flow-Through Common Shares") of the Company at an average price of $21.85 per Flow-Through Common Share (a 20% premium to today's closing price on the TSX) for gross proceeds of $24.0 million (the "Offering").

The gross proceeds from the Offering will be used for exploration and development at the Company's KSM and Courageous Lake projects. Seabridge Chairman and CEO Rudi Fronk noted that "this year's exploration program has discovered two new high-grade gold deposits, the Camp Zone at KSM and the Walsh Lake Zone at Courageous Lake. We have also had encouraging results from our search for a high-grade copper core at KSM. We intend to pursue these exciting developments with aggressive drill programs this winter and next summer. This financing enables us to commit the necessary resources for these programs which we expect to generate an increase in gold resources which will more than offset the share dilution involved. Growing gold ownership per share continues to be a key objective for Seabridge."

The Offering is being made by way of private placement to accredited investors in all provinces and territories of Canada. The Offering is scheduled to close on or about November 21, 2012, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, the NYSE, and the relevant securities regulatory authorities. Shares issued under this Offering are subject to a four month hold period.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at www.seabridgegold.net/resources.php.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless an exemption from such registration is available.

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned exploration work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2011 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD
Rudi Fronk, Chairman & CEO

Neither the Toronto Stock Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release